RESIN SYSTEMS INC.

Notice of the Annual and Special Meeting of Shareholders

to be held on June 20, 2007

The annual and special meeting of the holders of common shares of Resin Systems Inc. (the "Company") will be held in the Macleod E4 Room at the TELUS Convention Centre, 120 – 9th Avenue S.E., Calgary, Alberta, on Wednesday, June 20, 2007, at 1:30 p.m., local time, to:

1.

receive and consider our consolidated financial statements for the fiscal year ended December 31, 2006, together with the report of the auditors thereon;

2.

fix the number of directors to be elected at the meeting at six (6);

3.

elect six (6) directors for the ensuing year;

4.

appoint auditors for the ensuing year and to authorize the directors to fix their remuneration as such;

5.

approve the repeal of the former general by-law of the Company and the adoption of a new general by-law of the Company as more particularly described in the information circular – proxy statement of the Company dated May 17, 2007 (the "Information Circular");

6.

approve a new share option plan for the Company as more particularly described in the Information Circular;

7.

approve a new restricted share unit plan for the Company as more particularly described in the Information Circular; and

8.

transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Only shareholders of record at the close of business on May 16, 2007 (the "Record Date") are entitled to notice of and to attend the meeting or any adjournment or adjournments thereof and to vote thereat unless after the Record Date a holder of record transfers his or her Common Shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests, not later than 10 days before the meeting, that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the meeting.

Shareholders may vote in person at the meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a shareholder) as their proxy to attend and vote in their place.

Shareholders unable to be present at the meeting are requested to date and sign the enclosed form of proxy and return it to our Corporate Secretary, c/o Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.  In order to be valid, proxies must be received by Computershare Trust Company of Canada not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or any adjournment thereof.

The Information Circular relating to the business to be conducted at the meeting accompanies this Notice.

Dated at Calgary, Alberta this 17th day of May, 2007.

By order of the Board of Directors

(Signed)  Paul B. Giannelia

President and Chief Executive Officer

RESIN SYSTEMS INC.

Information Circular – Proxy Statement
dated May 17, 2007

For the Annual and Special Meeting

of Shareholders to be held on June 20, 2007

PROXIES

Solicitation of Proxies

This information circular – proxy statement is furnished in connection with the solicitation of proxies by or on behalf of our management for use at the annual and special meeting of our shareholders (the "Meeting") to be held in the Macleod E4 Room at the TELUS Convention Centre, 120 – 9th Avenue S.E., Calgary, Alberta, on Wednesday, June 20, 2007, at 1:30 p.m., local time, and any adjournment thereof for the purposes set forth in the accompanying Notice of Annual and Special Meeting.  Only shareholders of record on May 16, 2007 are entitled to notice of, and to attend and vote at, the Meeting, unless a shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are our officers.  As a shareholder submitting a proxy you have the right to appoint a person (who need not be a shareholder) to represent you at the Meeting other than the person or persons designated in the form of proxy furnished by us.  To exercise this right you should insert the name of the desired representative in the blank space provided in the form of proxy and strike out the other names or submit another appropriate proxy.  In order to be effective, the proxy must be deposited with our Corporate Secretary in care of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to you if you do not hold your common shares ("Common Shares") in your own name.  Only proxies deposited by shareholders whose names appear on our records as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If Common Shares are listed in your account statement provided by your broker, then in almost all cases those Common Shares will not be registered in your name on our records.  Such Common Shares will likely be registered under the name of your broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms.  Common Shares held by your broker or their nominee can only be voted upon your instructions.  Without specific instructions, your broker or their nominee is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meeting.  Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meeting.  Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders.  However, its purpose is limited to instructing the registered shareholder how to vote on your behalf.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. or another intermediary.  If you receive a voting instruction form from Broadridge Financial Solutions, Inc. or another intermediary it cannot be used as a proxy to vote shares directly at the meeting as the proxy must be returned (or otherwise reported as provided in the voting instruction form) as described in the voting instruction form well in advance of the Meeting in order to have the shares voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker (or agent of the broker), you may attend at the Meeting as proxyholder for the registered shareholder and vote Common Shares in that capacity.  If you wish to attend the Meeting and indirectly vote your Common Shares as proxyholder for the registered shareholder, you should enter your own name in the blank space on the form of proxy provided to you and return the same to your broker (or the broker's agent) in accordance with the instructions provided by your broker (or agent), well in advance of the Meeting.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote.  If you or the person to whom you give your proxy attends personally at the Meeting you or such person may revoke the proxy and you may vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.  To be effective the instrument in writing must be deposited at our registered office, Burnet, Duckworth & Palmer LLP, Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta  T2P 3N9, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

Persons Making the Solicitation

This solicitation is made on behalf of our management.  We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual and special meeting and this information circular – proxy statement.  In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.

Exercise of Discretion by Proxy

The Common Shares represented by proxy in favour of management nominees will be voted on any poll at the Meeting.  Where you specify a choice with respect to any matter to be acted upon the shares will be voted on any ballot in accordance with the specification so made.  If you do not provide instructions your shares will be voted in favour of the matters to be acted upon as set out herein.  The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual and special meeting and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof.  At the time of printing this information circular – proxy statement, we know of no such amendment, variation or other matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of Common Shares, without nominal or par value, which may be issued for such consideration as may be determined by resolution of our board of directors (the "Board").  As at May 17, 2007, there were 131,230,494 Common Shares issued and outstanding.  As a holder of Common Shares, you are entitled to one vote on a ballot at the Meeting for each Common Share you own.  A quorum for the transaction of business at the Meeting is at least a person or persons present in person holding or representing in the aggregate not less than 5% of the Common Shares entitled to be voted at the Meeting.  We are also authorized to issue an unlimited number of preferred shares issuable in series.  Each series is issuable upon the terms and conditions as set by our Board at the time of creation, subject to the class priorities.  As at May 17, 2007, there were no preferred shares issued and outstanding.

To the knowledge of our directors and officers, as at May 17, 2007, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the votes attached to all of the issued and outstanding Common Shares except as set forth in the table below.

Name	Common Shares	Percentage of all Voting Securities
Capital Group International, Inc.	13,565,900	10.3%
Trapeze Capital Corp. and Trapeze Asset Management Inc.	14,050,000	10.7%

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

Directors will be elected at the Meeting.  Our Board presently consists of six members.  It is proposed that our Board will be fixed at six members and the following persons will be nominated at the Meeting:

Wilmot L. Matthews	James K. Gray
Brian A. Felesky	Dwayne D. Hunka
Paul B. Giannelia	David A. Williams

Each director elected will hold office until the next annual meeting, or until his successor is duly elected or appointed, unless his office be earlier vacated.

It is the intention of the management designees, if named as proxy, to vote "FOR" an ordinary resolution in favour of fixing our Board at six members and in favour of the election of the following persons to our Board unless otherwise directed.  Management does not contemplate that any of these nominees will be unable to serve as a director.  However, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, the management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless you have specified in your proxy that your Common Shares are to be withheld from voting on the election of directors.

The following information relating to the nominees as directors is based partly on our records and partly on information received by us from the nominees and sets forth the names and province and country of residence of all of the persons nominated for election as directors, the periods during which they have served as directors, their principal occupations or employments during the five preceding years and the approximate number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them as of May 17, 2007.

Name, Province and Country of Residence	Director Since	Principal Occupation During the Five Preceding Years	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed (4)
Wilmot L. Matthews (1)(2) Ontario, Canada	February 21, 2007	President of Marjad Inc. (a private investment company).	8,930,864
Brian A. Felesky (1) Alberta, Canada	February 21, 2007	Counsel with Felesky Flynn LLP (a law firm specializing in tax matters).	301,000
Paul B. Giannelia Alberta, Canada	February 21, 2007	President and Chief Executive Officer of Resin Systems Inc. since December 17, 2006. Chief Executive Officer of RS Technologies, a former division of Resin Systems Inc., from January 21, 2004 until December 17, 2006. Prior thereto, President and Chief Executive Officer of SCI Group of Companies (a private infrastructure company).	379,244
James K. Gray (2) Alberta, Canada	February 21, 2007	Corporate Director and former Chairman and Chief Executive Officer of Canadian Hunter Exploration Ltd. (a natural gas company).	1,135,000
Dwayne D. Hunka (2) Alberta, Canada	September 17, 1998	Co-owner and senior officer of Waiward Steel Fabricators Ltd. (a private steel fabrication company) since 1978.	326,922
David A. Williams (1) Ontario, Canada	December 20, 2004	President of Roxborough Holdings Limited (a private investment company) since February 1995.	724,244

Notes:

(1)

Member of the Audit Committee, which committee is required pursuant to the Business Corporations Act (Alberta) (the "ABCA").

(2)

Member of the Compensation, Nominating and Corporate Governance Committee.

(3)

We do not have an executive committee.

(4)

In addition, Messrs. Matthews, Felesky, Giannelia (through the Philergos Group Inc.), Gray, Hunka and Williams hold options to purchase 30,000, 30,000, 2,473,000, 30,000, 160,000 and 60,000 Common Shares, respectively.  Our non-management directors, Messrs. Matthews, Felesky, Gray, Hunka and Williams also hold 12,723, 8,482, 8,482, 8,482 and 10,156 DSUs.  See "Directors Compensation – Director Deferred Share Unit Plan".  Messrs. Matthews, Giannelia and Williams also hold directly or indirectly 500,000, 125,000 and 125,000 common share purchase warrants, respectively, each of which entitles the holder to purchase one Common Share at an exercise price of $1.00 per share until July 14, 2008.

Additional Disclosure Relating to Directors

To the knowledge of our executive officers and directors, none of our directors is, or has been in the last 10 years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trading order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for David A. Williams who was a director of Octagon Industries Inc. ("Octagon"), a reporting issuer in the Province of British Columbia and Alberta.  On May 29, 2001, the British Columbia Securities Commission issued a cease trade order against Octagon for its failure to file an annual report for the fiscal year ended December 31, 2000, which cease trade order was revoked on August 28, 2001.  On June 12, 2001, Octagon's trustee sent a proposal to unsecured creditors of Octagon (the "Proposal") pursuant to the Bankruptcy and Insolvency Act.  A majority of the unsecured creditors approved the Proposal at a general meeting of the unsecured creditors held on June 25, 2001.  Following Court approval, the Proposal was binding on Octagon's creditors.  Octagon ceased operations and was dissolved by the British Columbia Ministry of Finance effective August 15, 2003.  To the knowledge of our executive officers and directors, none of our directors have become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receive manager or trustee appointed to hold his assets.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote proxies in the accompanying form of proxy in favour of an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, of Calgary, Alberta, to serve as our auditors until the next annual meeting of our shareholders and to authorize our directors to fix their remuneration as such.  KPMG LLP have been our auditors since 1998.

Approval of Change of General By-law

At the Meeting, shareholders will be asked to consider, and if thought appropriate, to approve an ordinary resolution confirming the repeal of our former general by-law and the adoption of our new general by-law, a copy of which is attached as Schedule "A" to this information circular – proxy statement.  The new general by-law updates several aspects of our former general by-law precipitated by amendments to the ABCA since the adoption of our former general by-law in 1998 when we were incorporated.  The new general by-law provides us with greater flexibility.  The text of our former general by-law may be obtained upon request addressed to the Corporate Secretary of our company at Suite 400, 2421 – 37th Avenue N.E., Calgary, Alberta  T2E 6Y7 (facsimile: (403) 219-8001), or may be consulted on the SEDAR (www.sedar.com) or EDGAR (www.sec.gov/edgar/searchedgar/companysearch.html) websites.

Our Board approved the new general by-law on May 7, 2007.  The ABCA requires that shareholders confirm the repeal of our former general by-law and the adoption of our new general by-law by ordinary resolution.  The resolution requires the approval of a majority of the votes cast in person or by proxy at the Meeting in respect thereof.  If shareholders do not confirm the repeal of our former general by-law and the adoption of our new general by-law, the repeal of our former general by-law and the adoption of our new general by-law shall cease to be effective as of the date of the Meeting.

At the Meeting, shareholders will be asked to consider, and if thought appropriate, to approve the following resolution to approve our new general by-law:

"BE IT RESOLVED as an ordinary resolution of the shareholders of Resin Systems Inc. (the "Company") that:

1.

the repeal of the former general by-law of the Company and the adoption of the new general by-law of the Company attached as Schedule "A" to the information circular – proxy statement of the Company dated May 17, 2007, is hereby ratified and approved;

2.

the directors of the Company may revoke this ordinary resolution before it is acted upon without any further approval or authorization of the shareholders of the Company; and

3.

any one director or officer of the Company be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolution."

Our directors believe that the foregoing resolution is in the best interests of our company and recommend that shareholders of our company vote in favour of the resolution.  The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the new general by-law.

Approval of New Share Option Plan

Our company's existing share option plan (the "Plan") is described under "Executive Compensation – Share Option Plan".  Shareholders will be asked at the Meeting to consider and, if thought advisable, to approve a new share option plan (the "New Option Plan"), which will supersede and replace our existing Plan.  The existing Plan limits the number of Common Shares that may be issued upon exercise of options to an aggregate of 13,032,000 Common Shares.  The existing Plan was approved by disinterested shareholders at our annual and special meeting of shareholders held on July 14, 2004.  Options to purchase 5,210,650 Common Shares (4.0% of those outstanding as at May 17, 2007) are outstanding and 4,078,850 Common Shares are available for future grants.  On May 7, 2007, our Board adopted the New Option Plan, subject to shareholder approval.  If the New Option Plan is approved as proposed, the outstanding options will remain in effect and be exercisable in accordance with their terms and be deemed to be issued under the terms of the New Option Plan.

The most significant difference between the New Option Plan and the existing Plan is that the New Option Plan has a "rolling maximum" whereby the maximum number of Common Shares that may be subject to options outstanding under the plan at any time is equal to 10% of the number of the outstanding Common Shares from time to time, less the number of Common Shares issuable pursuant to all other security based compensation arrangements (as defined in Part VI of the Company Manual of the TSX) of our company.  Based on the number of Common Shares of the company outstanding on the date hereof, there would be 13,123,049 Common Shares, less the number of outstanding Common Shares issuable pursuant to all other security based compensation arrangements of our company, reserved for issuance under the New Option Plan.  A copy of the New Option Plan is set out in Schedule "B" to this information circular – proxy statement.

The New Option Plan is intended to aid us in attracting, retaining and motivating the officers, directors, employees and other eligible service providers of our company and our subsidiaries.

The maximum number of Common Shares issuable on exercise of outstanding options at any time is limited to 10% of the issued and outstanding Common Shares less the number of Common Shares issuable pursuant to all other security based compensation arrangements of our company.  Any increase in the issued and outstanding Common Shares (whether as a result of the exercise of options or otherwise) will result in an increase in the number of Common Shares that may be issued on exercise of options outstanding at any time and any decrease in the number of options granted, due to the exercise of options, makes new grants available under the New Option Plan.  Options that are cancelled, terminated or expire prior to the exercise of all or a portion thereof shall result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of options pursuant to the New Option Plan to the extent of any Common Shares issuable thereunder that are not issued under such cancelled, terminated or expired options.

Options granted pursuant to the New Option Plan have a term not exceeding five years and vest in such manner as determined by our Board.  Options granted under the New Option Plan are non-assignable.  The exercise price of options granted is determined by our Board at the time of grant and may not be less than the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange ("TSX") for the five trading days immediately preceding the date of grant.

The number of Common Shares reserved for issuance to any one optionee may not exceed 5% of the issued and outstanding Common Shares.  In addition, the number of Common Shares under all security based compensation arrangements of our company: (i) issuable to insiders at any time shall not exceed 10% of the issued and outstanding Common Shares; and (ii) issued to insiders within any one year period shall not exceed 10% of the issued and outstanding Common Shares.

In case of death of an optionee, options terminate on the date determined by our Board which may not be more than 12 months from the date of death and, if the optionee shall no longer be a director or officer of or be in the employ of, or a consultant or other service provider to, either our company or a subsidiary of our company (other than by reason of death), their options terminate on the expiry of a period not in excess of six months as determined by our Board at the time of grant.  The number of Common Shares that an optionee (or his or her heirs or successors) are entitled to purchase until such date of termination: (i) shall in the case of death of the optionee, be all of the Common Shares that may be acquired on exercise of the options held by such optionee (or his or her heirs or successors) whether or not previously vested and the vesting of all such options shall be accelerated on the date of death for such purpose; and (ii) in any case other than death, shall be the number of Common Shares which the optionee was entitled to purchase on the date the optionee ceased to be a service provider.

Except if not permitted by the TSX, if any options may not be exercised due to any Black-Out Period at any time within the three business day period prior to the normal expiry date of such options (the "Restricted Options"), the expiry date of all Restricted Options shall be the seventh business day following the end of the Black-Out Period (or such longer period as permitted by the TSX and approved by our Board).  A "Black-Out Period" means the period of time when, pursuant to any policies of our company, any securities of our company may not be traded by certain persons as designated by our company, including any holder of an option.

An optionee may, under the terms of the New Option Plan, make an offer (the "Surrender Offer") to our company, at any time, for the disposition and surrender by the optionee to our company (and the termination thereof) of any options for an amount (not to exceed the fair market value thereof) specified in the Surrender Offer and our company may, but is not obligated to, accept the Surrender Offer, subject to any required regulatory approval.

Our Board may amend or discontinue the New Option Plan at any time without the consent of a holder of options, provided that such amendment shall not alter or impair any options previously granted under the New Option Plan (except as otherwise permitted under the New Option Plan).  In addition, our Board may, by resolution, amend the New Option Plan and any options granted under it without shareholder approval provided, however, that our Board will not be entitled to amend the New Option Plan without TSX and shareholder approval to: (i) increase the maximum number of Common Shares issuable pursuant to the New Option Plan; (ii) reduce the exercise price of an option held by an insider of our company; or (iii) extend the term of an option held by an insider of our company.

No financial assistance will be provided by our company to optionees to exercise stock options granted under the New Option Plan.

At the Meeting, shareholders will be asked to consider and, if thought advisable, to approve the following resolution:

"BE IT RESOLVED as an ordinary resolution of the shareholders of Resin Systems Inc. (the "Company") that:

1.

the stock option plan of the Company, as set out in Schedule "B" of the information circular – proxy statement of the Company dated May 17, 2007 (the "New Option Plan"), is hereby ratified and approved, subject to receipt of the approval of the Toronto Stock Exchange;

2.

the outstanding share options of the Company to purchase common shares of the Company remain in effect and are exercisable in accordance with their terms and are deemed to be issued under the terms of the New Option Plan; and

3.

any director or officer of the Company be and is hereby authorized and directed to do such things and execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolution, and to complete all transactions in connection with the implementation of the New Option Plan."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the aggregate votes cast by shareholders who vote in person or by proxy at the Meeting.  Unless otherwise directed, the persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the New Option Plan.

Approval of Restricted Share Unit Plan

On May 7, 2007, our Board adopted a restricted share unit plan (the "RSU Plan"), subject to shareholder approval.  Shareholders will be asked at the Meeting to consider and, if thought advisable, to approve the RSU Plan as a discretionary incentive compensation plan to provide officers, directors, employees and other eligible service providers of our company and any subsidiary thereof who provide services to our company (collectively, "Service Providers") with the opportunity to acquire Common Shares of our company through an award of restricted share units ("Restricted Share Units" or "RSUs").  Each RSU represents a right to receive one Common Share.

In accordance with the terms of the RSU Plan, our Board approves which Service Providers are entitled to participate in the RSU Plan (the "participants") and the terms of each award, including the number of RSUs to be awarded to each participant and any acceleration of vesting or waiver of termination of any award.  No award may have a term in excess of three years. RSUs awarded to participants are credited to an account that is established on their behalf and maintained in accordance with the RSU Plan.  Each RSU awarded conditionally entitles the participant to the delivery of one Common Share upon attainment of the RSU vesting period.  RSUs awarded to participants vest in accordance with terms determined by our Board from time to time, which terms may include certain performance criteria in which the number of Common Shares to be delivered to a participant in respect of each RSU awarded is dependent upon our company's performance and/or market price of the Common Shares, as determined by our Board.  The performance terms that our Board may apply to RSUs are intended to strengthen the link between our performance and the value of the RSUs at the time that they are paid out.  RSUs are non-transferable.  Our Board may delegate its administrative authority under the RSU Plan to a committee of our Board.

A participant's account will be credited with dividend equivalents in the form of additional RSUs as of each dividend payment date, if any, in respect of which dividends are paid on Common Shares.  At the time that any RSUs are granted under the RSU Plan, our Board will determine whether the Common Shares to be delivered to participants upon the vesting of such RSUs will be purchased on the open market, issued from treasury or obtained from a combination of market purchases and treasury issuances.  Common Shares issued from treasury are issued from the pool of Common Shares that are available to be issued under the RSU Plan.  The RSU Plan provides that the maximum number of Common Shares reserved for issuance at any time pursuant to outstanding RSUs granted under the treasury plan of the RSU Plan and the New Option Plan shall not exceed a number of Common Shares equal to 10% of the aggregate of the number of issued and outstanding Common Shares.  To the extent that RSUs are terminated or cancelled prior to the issuance of any Common Shares, such Common Shares underlying such award shall be added back to the number of shares reserved for issuance under the RSU Plan and will become available for grant again under the RSU Plan.

The RSU Plan also provides that the number of Common Shares reserved for issuance and which may be issued pursuant to the treasury plan of the RSU Plan and other security based compensation arrangements established by our company shall be limited as follows:  the number of Common Shares reserved for issuance to any one individual shall not exceed 5% of the issued and outstanding Common Shares, the number of Common Shares reserved for issuance under all security based compensation arrangements of our company granted to insiders (as defined in Part VI of the Company Manual of the TSX) of our company shall not exceed 10% of the issued and outstanding Common Shares, and the number of Common Shares that may be issued to insiders of our company within any one-year period under all security based compensation arrangements of our company shall not exceed 10% of the issued and outstanding Common Shares.  Unless otherwise determined by our Board or unless otherwise provided in any written employment agreement governing a participant's role as a Service Provider, if a participant's service with our company terminates for cause, then all unvested RSUs will automatically terminate.  Upon a participant's voluntary resignation, all unvested RSUs will automatically terminate, provided however, that our Board has discretion to accelerate vesting or permit continued vesting of the RSUs upon written request by the participant.  If a participant's services terminate without cause or as a result of the participant's disability, then the participant's awards will generally continue to vest in accordance with the vesting schedule set forth in the participant's award agreement.  Upon a participant's retirement or death, all outstanding RSUs held by the participant shall immediately vest and Common Shares shall become deliverable.  If the Common Shares to be delivered upon the vesting of RSUs are purchased in the market instead of issued from treasury, after RSUs are awarded to participants and prior to vesting, our company will provide funds to a trust established for the purpose of purchasing on the market, and holding in trust, Common Shares to be delivered to Canadian participants in exchange for RSUs once the applicable vesting criteria have been met.

Upon a subdivision or consolidation of the Common Shares or any similar capital reorganization or payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend) or any similar change in the capitalization of our company, our Board may make any appropriate equitable adjustments to the number of shares reserved for issuance under the RSU Plan and to the number of Common Shares underlying any outstanding award.  In addition, our Board may make any other appropriate amendments to or replacement of outstanding RSUs in the event of an amalgamation, combination, merger or other reorganization involving our company in order to preserve proportionately the rights and obligations of the participants. Where our Board determines that the steps described above would not preserve such rights and obligations or otherwise determines it to be appropriate, our Board may permit accelerated vesting and delivery of Common Shares with respect to outstanding RSUs.  Under no circumstances will RSUs be considered Common Shares nor shall they entitle the participant to exercise voting rights or any other rights attaching to the ownership of Common Shares, nor shall any participant be considered the owner of the Common Shares by virtue of the award of RSUs.

Our Board may amend the terms of the RSU Plan or suspend the RSU Plan in whole or in part and may at any time terminate the RSU Plan without prior notice.  In addition, our Board may, by resolution, amend the RSU Plan and any RSU, without shareholder approval, provided however, that our Board will not be entitled to amend the treasury plan of the RSU Plan without TSX and shareholder approval: (i) to increase the maximum number of Common Shares issuable pursuant to the treasury plan of the RSU Plan; (ii) to extend the term of an RSU under the treasury plan of the RSU Plan held by an insider of our company; or (iii) in any other circumstances where TSX and shareholder approval is required by the TSX.

At the Meeting, shareholders will be asked to consider and, if thought advisable, to approve the following resolution:

"BE IT RESOLVED as an ordinary resolution of the shareholders of Resin Systems Inc. (the "Company") that:

1.

the restricted share unit plan of the Company, as set out in Schedule "C" of the information circular – proxy statement of the Company dated May 17, 2007 (the "RSU Plan"), is hereby ratified and approved, subject to receipt of the approval of the Toronto Stock Exchange; and

3.

any director or officer of the Company be and is hereby authorized and directed to do such things and execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolution, and to complete all transactions in connection with the implementation of the RSU Plan."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the aggregate votes cast by shareholders who vote in person or by proxy at the Meeting.  Unless otherwise directed, the persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the RSU Plan.

DIRECTOR COMPENSATION

Compensation of Directors

During the fiscal year ended December 31, 2006, our directors (other than directors who are members of management) were paid an annual retainer of $15,000, payable quarterly in arrears, and meeting fees of $1,000 for each meeting of our Board or a committee of our Board attended in person, $750 if attended by phone.  The Chairman of the Audit Committee received an additional annual retainer of $7,500.  In addition, our directors were reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings and for their reasonable expenses incurred in carrying out their duties as directors.  Our directors are entitled to participate in our share option plan, however during the fiscal year ended December 31, 2006, no options were granted to our non-management directors.  As at December 31, 2006, non-management directors held options to purchase an aggregate of 290,000 Common Shares exercisable at prices ranging from $0.40 to $2.40 per share.

Director Deferred Share Unit Plan

Our Board implemented a deferred share unit plan (the "DSU Plan") effective March 20, 2007 for non-management directors.  Directors receive an annual grant of deferred share units ("DSUs"), approved by our Board on the recommendation of the Compensation, Nominating and Corporate Governance Committee.  Directors may also elect to receive amounts payable to them by us in respect of services provided to us by them as a member of our Board in the form of DSUs.  Each of our non-management directors have elected to receive their directors' fees in the form of DSUs.  Under the terms of the plan, DSUs awarded will vest immediately and have an initial value equal to the market value of a Common Share at the time the DSU was credited to the director.  The value of a DSU, when converted to cash, is equivalent to the market value of a Common Share at the time the conversion takes place.  If dividends are paid on our Common Shares, DSUs will attract dividends in the form of additional DSUs at the same rate as dividends on Common Shares.  A director cannot convert DSUs to cash until the director ceases to be a member of our Board.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table provides a summary of compensation earned during each of our three most recently completed fiscal years by our Chief Executive Officer, Chief Financial Officer and our only other executive officer (collectively, the "Named Executive Officers") whose salary and bonus for the year ended December 31, 2006 exceeded $150,000.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Securities under Options/SARS Granted	Shares or Units Subject to Resale Restrictions	LTIP Payouts	All Other Compensation
		($)	($)	($)	(#)	($)	($)	($)

Greg S. Pendura President and Chief Executive Officer	2006 (1) 2005 2004	144,000 144,000 156,000	Nil Nil Nil	(6) (6) (6)	Nil / Nil Nil / Nil Nil / Nil	Nil Nil Nil	Nil Nil Nil	538,000 (7) Nil Nil
Paul B. Giannelia President and Chief Executive Officer	2006 (2) 2005 2004 (3)	144,000 144,000 24,000	Nil Nil Nil	(6) (6) (6)	Nil / Nil Nil / Nil Nil / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert I. Schaefer Chief Financial Officer and Corporate Secretary	2006 2005 (4)	180,000 62,077	Nil Nil	(6) (6) (6)	180,000 / Nil 150,000 / Nil	Nil Nil	Nil Nil	Nil Nil
Cheryl Fitzpatrick Senior Vice President, Sales and Marketing	2006 (5)	149,452	Nil	(6)	261,000 / Nil	Nil	Nil	Nil

Notes:

(1)

Mr. Pendura resigned as Chairman, President and Chief Executive Officer on December 17, 2006.

(2)

Mr. Giannelia was appointed President and Chief Executive Officer on December 17, 2006.

(3)

Mr. Giannelia commenced employment with us on January 21, 2004.

(4)

Mr. Schaefer commenced employment with us on August 29, 2005.

(5)

Ms. Fitzpatrick commenced employment with us on February 6, 2006.  Ms. Fitzpatrick retired from our company effective April 30, 2007.

(6)

The value of perquisites and benefits for each Named Executive Officer was not greater than the lesser of $50,000 and 10% of such officer's salary and bonus for the fiscal year indicated.

(7)

In connection with the cessation of Mr. Pendura's employment on December 17, 2006 and in exchange for a full and final release, we paid Mr. Pendura a settlement payment of $216,000 on March 30, 2007 and agreed to pay Mr. Pendura a further settlement payment of $72,000 on December 17, 2007 and a bonus in the amount of $250,000 on December 17, 2007.

Long-term Incentive Plan Awards

Other than the grant of stock options pursuant to our share option plan, we made no long-term incentive plan awards during the fiscal year ended December 31, 2006.

Option Grants During the Fiscal Year Ended December 31, 2006

The following table sets forth certain information respecting grants of options to purchase Common Shares to the Named Executive Officers during the most recently completed financial year.

Name	Options Granted	% of Total Options Granted to Employees in 2006	Exercise Price	Market Value of Common Shares Underlying Options on the Date of Grant	Expiration Date
	(#)	(%)	($/Share)	($/Share)

Greg S. Pendura	Nil	N/A	N/A	N/A	N/A
Paul B. Giannelia	Nil	N/A	N/A	N/A	N/A
Robert I. Schaefer	180,000	15	1.45	1.45	August 16, 2011
Cheryl Fitzpatrick	141,000 (1)	12	2.19	2.19	February 6, 2011
	120,000 (1)	10	1.45	1.45	August 16, 2011

Note:

(1)

Ms. Fitzpatrick's options expired on April 30, 2007, the date she retired from our company.

Option Exercises During the Fiscal Year Ended December 31, 2006 and Fiscal Year End Option Values

The following table sets forth certain information with respect to option exercises by the Named Executive Officers during the most recently completed financial year and their respective option positions as at December 31, 2006.

Name	Options Exercised	Aggregate Value Realized (1)	Unexercised Options at December 31, 2006
			Number of Options		Value of in-the-Money Options (2)(3)
			Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	($)	(#)	(#)	($)	($)

Greg S. Pendura	Nil	Nil	Nil	Nil	Nil	Nil
Paul B. Giannelia	Nil	Nil	1,473,000	1,000,000	65,500	Nil
Robert I. Schaefer	Nil	Nil	50,000	280,000	Nil	Nil
Cheryl Fitzpatrick	Nil	Nil	Nil	261,000 (4)	Nil	Nil

Notes:

(1)

The dollar value realized is equal to the number of Common Shares acquired upon exercise of options times the difference between the closing price of the Common Shares on the TSX on December 29, 2006, which was $0.82 per share, and the exercise price of the options.

(2)

The value of unexercised in-the-money options at year-end is based on the closing price of the Common Shares on the TSX on December 29, 2006, which was $0.82 per share, less the exercise price.

(3)

"In-the-money" means that the market value of the Common Shares underlying the options on that date exceeded the option exercise price.

(4)

Ms. Fitzpatrick's options expired on April 30, 2007, the date she retired from our company.

Termination of Employment, Change in Responsibilities and Employment Contracts

We have entered into management compensation agreements with each of Paul B. Giannelia and Robert I. Schaefer that provide for the payment of monthly salary, participation in our share option plan, any senior management bonus program adopted by us, as well as additional benefits including participation in our group health and benefits program for employees.  Other than the agreement which we entered into with Greg S. Pendura in connection with the cessation of Mr. Pendura's employment of December 17, 2006 as disclosed in note 7 to the table under the heading "Executive Compensation – Compensation of Executive Officers", we do not have any compensatory plan, contract or arrangement between us and any of the Named Executive Officers entitling any of them to receive more than $100,000 in the event of the resignation, retirement or any other termination of their employment with us, or a change in control of our company or a change in their responsibilities following a change in control of our company.

Share Option Plan

We have a share option plan (the "Plan") which permits the granting of options to purchase Common Shares to directors, officers, employees and consultants of our company and our subsidiaries.  The Plan limits the number of Common Shares that may be issued upon exercise of options to an aggregate of 13,032,000 Common Shares.  Options to purchase 5,210,650 Common Shares (4.0% of those outstanding as at May 17, 2007) are outstanding and 4,078,850 Common Shares are available for future grants.

Options granted pursuant to the Plan have a term not exceeding five years and vest as to one-third on each of the first, second and third anniversaries of the date of grant unless otherwise determined by our Board, provided that if, at any time, more than 10% of the outstanding Common Shares are reserved for issuance under the Plan, options granted pursuant to the Plan shall vest over a period of not less than 18 months on a pro rata basis.  Options granted to consultants performing investor relations activities must vest in stages over a period of not less than 12 months, with no more than one quarter vesting in any three month period.

The exercise price of the options granted pursuant to the Plan is determined by our Board and may not be less than the closing trading price per Common Share on the exchange on which such Common Shares are traded on the last trading date preceding the issuance of a news release in respect of the option grant, the filing of a price reservation form in respect of the option grant or the date of grant, as applicable, on which there was a closing price, less the applicable discount.  Subject to certain exceptions set forth in the Plan, options are not assignable or transferable otherwise than by will or the laws of descent and distribution.

The number of Common Shares reserved for issuance to any one optionee in a 12 month period shall not exceed 5% of the number of outstanding Common Shares.  The aggregate number of Common Shares reserved for issuance to any one consultant in a 12 month period shall not exceed 2% of the number of outstanding Common Shares.  The aggregate number of Common Shares reserved for issuance to optionees employed to provide investor relations activities in a 12 month period shall not exceed 2% of the number of outstanding Common Shares.  Unless the approval of the disinterested shareholders of our company is obtained (which approval has been obtained), the maximum number of Common Shares reserved for issuance pursuant to options granted to insiders at any time may not exceed 10% of the number of outstanding Common Shares, and, unless the approval of the disinterested shareholders of our company is obtained (which approval has been obtained), the maximum number of shares which may be issued to insiders within a one year period may not exceed 10% of the number of outstanding Common Shares.

In the event of an optionee ceasing to be a service provider to us due to any cause other than death, the optionee may exercise such part of the option as is exercisable immediately prior to the time the optionee ceased to be a service provider within a period which is the earlier of the normal expiry date of the option and the date prescribed by our Board at the time of grant which shall not be in excess of 90 days (30 days in the event that the optionee was engaged in investor relations activities on behalf of our company) following the date that the optionee ceases to be a service provider.  In the event of the death of the optionee, the options vested on the date of death are exercisable by the executors or personal representatives of the optionee within the earlier of the normal expiry date of the options and the date determined by our Board at the time of grant which shall not be more than one year from the date of death.

In addition, pursuant to the Plan, we and an optionee may mutually agree that we may pay (subject to any applicable withholding tax) the intrinsic value of all or any of the options exercised to the optionee in consideration for the disposition by the optionee of the right to receive Common Shares pursuant to such options and the termination of such right.

Our Board of directors may, subject to the prior approval of any stock exchange on which the Common Shares are listed, amend or discontinue the Plan at any time, provided that no such amendment may alter or impair any option previously granted under the Plan without the consent of the optionee.

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under our Plan, which is our only equity compensation plan, as at December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders (1)	5,676,150 Common Shares	$1.19 per Common Share	3,713,350 Common Shares
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	5,676,150 Common Shares		3,713,350 Common Shares

Note:

(1)

Disinterested shareholders approved the Plan at our annual and special meeting of shareholders held on July 14, 2004.

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return for $100 invested in the Common Shares from December 31, 2001 to December 31, 2006, as measured by the closing price of the Common Shares at the end of each year (on the TSX Venture Exchange until December 20, 2005 and on the TSX following December 20, 2005), with the cumulative total shareholder return on the S&P/TSX Composite Index (formerly the Toronto Stock Exchange 300 Index), assuming the reinvestment of dividends, where applicable, for a comparable period.

Comparison of Cumulative Total Return (1)

	December 31, 2001	December 31, 2002	December 31, 2003	December 31, 2004	December 31, 2005	December 31, 2006
Resin Systems Inc.	$100.00	$300.00	$266.67	$242.42	$739.39	$248.48
S&P/TSX Composite Index	$100.00	$88.69	$112.39	$128.67	$159.71	$187.28

Notes:

(1)

Assuming an investment of $100 on December 31, 2001.

(2)

On December 20, 2005, our Common Shares were listed and posted for trading on the TSX and delisted from the TSX Venture Exchange.

REPORT ON EXECUTIVE COMPENSATION

Composition and Role of Compensation, Nominating and Corporate Governance Committee

In March 2006, the Management Resources and Compensation Committee and the Nominating and Corporate Governance Committee were merged into one committee, forming the Compensation, Nominating and Corporate Governance Committee.  During 2006, the committee was comprised of following members of our Board, all of whom were independent directors:  David A. Williams, William J. Demcoe and Dwayne D. Hunka.  Mr. Demcoe ceased to be a member of the committee on December 14, 2006.  In connection with the reconstitution of our Board on February 21, 2007, the committee was also reconstituted and is now composed of three members of our Board, all of whom are independent directors: James K. Gray (Chairman), Dwayne D. Hunka and Wilmot L. Matthews.  The committee's mandate includes making recommendations to our Board in respect of compensation issues relating to directors, officers and, to the extent determined appropriate, employees of our company, including recommending performance objectives and the compensation package for the Chief Executive Officer.

Report on Executive Compensation

To:

The Shareholders of Resin Systems Inc.

Our compensation philosophy is aimed at attracting and retaining quality and experienced people which is considered to be critical to the success of our company.  The President and Chief Executive Officer of our company is excused from the committee and directors' meetings during any discussion of his compensation.  During our fiscal year ended December 31, 2006, employee compensation, including executive officer compensation, was comprised of two elements: base salary and long-term incentive compensation (being stock options).  We do not have a pension plan or other form of formal retirement compensation.  During fiscal 2007, assuming the RSU Plan is approved by shareholders at the Meeting, we intend to implement the RSU Plan as an additional discretionary incentive compensation plan to provide Service Providers of our company with the opportunity to acquire Common Shares of our company through an award of Restricted Share Units.  See "Approval of Restricted Share Unit Plan".

Recommendations for executive compensation are made by the committee to our full Board for approval.

Base Salaries

Base salary ranges for executive officers are determined upon review of comparative data compiled by our company for a number of comparable companies within Calgary, Alberta of competitive salaries paid to executive officers.  Base salaries paid to senior officers of our company, including the Chief Executive Officer, are comparable to the salaries of positions for the Company's peer group, using such criteria as assets under management and number of employees.  Salaries of executive officers, including that of the Chief Executive Officer, are reviewed annually, subject to the terms of the executive employment agreements.

We evaluate two components in determining overall compensation for the executives.  Salaries provide short-term remuneration while options are viewed as both long-term incentives and commitment to our company.  Both of these are evaluated in comparison to similar companies within Calgary, Alberta.

Long-Term Incentive Compensation - Stock Options

Individual stock options, in the case of employees, are granted by the committee on the recommendation of senior management.  Individual stock options, in the case of executive officers, are granted by the committee in consultation with the Chief Executive Officer, and option grants to the Chief Executive Officer are made by the committee in consultation with the independent members of our Board.  Stock options are intended to align executive and shareholder interests by attempting to create a direct link between compensation and shareholder return.  Participation in our company's stock option plan rewards overall corporate performance, as measured through the price of the Common Shares.  In addition, the plan enables executives to develop and maintain a significant ownership position in our company.

Stock options are normally awarded by the committee upon the commencement of employment based on the level of responsibility within our company.  Additional grants may be made periodically to ensure that the number of options granted to any particular individual is commensurate with the individual's level of ongoing responsibility within our company.  We also evaluate the number of options an individual has been granted and the term remaining on those options when considering further grants.  Options are usually priced at the closing trading price of the Common Shares on the business day immediately preceding the date of grant.  Unless otherwise determined by the committee, options generally vest at a rate of one-third on each of the first, second and third anniversaries of the date of grant and have a five year term.

Summary

Our compensation policies are designed to allow our company to attract and retain a team of talented, motivated and experienced executive officers, professionals and support staff working towards the common goal of enhancing shareholder value.  The committee and our Board will continue to review compensation policies to ensure that they are competitive with comparable companies within Calgary, Alberta and consistent with the performance of our company.

Submitted by the Compensation, Nominating and Corporate Governance Committee:  James K. Gray, Dwayne D. Hunka and Wilmot L. Matthews.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices" ("NI 58-101") requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular.  The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for our company is that contained in Form 58-101F1 which is attached to NI 58-101 ("Form 58-101F1 Disclosure").

Set out below is a description of our current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in italics).

1.

Board of Directors

(a)

Disclose the identity of directors who are independent.

Our Board has determined that the following five (5) directors of our company are independent:

Wilmot L. Matthews

Brian A. Felesky

James K. Gray

Dwayne D. Hunka

David A. Williams

(b)

Disclose the identity of directors who are not independent, and describe the basis for that determination.

Our Board has determined that only one member of our Board is not independent.  Our Board has determined that Paul Giannelia is not independent as Mr. Giannelia is the President and Chief Executive Officer of our company.  With respect to Mr. Felesky it was noted that the law firm of which he is counsel provides legal services to us, however, our Board determined that he is independent of us after considering such matters as the magnitude of his personal equity holdings of us, the annual billings of his law firm to us and his involvement with other issuers.

(c)

Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors (the "board") does to facilitate its exercise of independent judgement in carrying out its responsibilities.

Our Board has determined that a majority of our directors are independent.

(d)

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors of our company are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Issuer
Wilmot L. Matthews	WestJet Airlines Ltd.

Brian A. Felesky	EPCOR Power L.P.
Fairquest Energy Limited
Precision Drilling Corporation (administrator to Precision Drilling Trust)
Suncor Energy Inc.

James K. Gray	Atlanta Gold Inc.
Brookfield Asset Management Inc.
Canadian National Railway Company
Phoenix Technology Income Fund
Temple Energy Inc.

David A. Williams	Atlantis Systems Corp.
Bennett Environmental Inc.
Calvalley Petroleum Inc.
Emblem Capital Inc.
Newport Partners Income Fund
Western Copper Corporation

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors of our company regularly meet for a portion of each Board meeting without non-independent directors and management participation, and in 2006, met in camera six (6) times.

(f)

Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Our Board has determined that Wilmot L. Matthews, the Chairman of our Board, is independent.  Our Board has developed a position description for the Chairman of our Board which provides that the Chairman shall have the following duties and responsibilities:

(i)

The Chairman shall, when present, preside at all meetings of our Board and, unless otherwise determined by the directors, at all meetings of shareholders.

(ii)

The Chairman shall endeavour to provide overall leadership to our Board without limiting the principle of collective responsibility and the ability of our Board to function as a unit.

(iii)

The Chairman shall be responsible to ensure our Board meetings function satisfactorily and that the tasks of our Board are handled in the most reasonable fashion under the circumstances.

(iv)

The Chairman shall endeavour to ensure that our Board's negotiations take place when as many of the directors as possible are present and that essential decisions are made when as many directors as possible are present.

(v)

The Chairman shall endeavour to establish a line of communication with the Chief Executive Officer of our company to ensure our Board meetings can be scheduled to deal with important business that arises outside of the regular quarterly meetings.

(vi)

The Chairman shall endeavour to fulfill his or her Board leadership responsibilities in a manner that will ensure that our Board is able to function independently of management.  The Chairman shall consider, and allow for, when appropriate, a meeting of all independent directors, so that Board meetings can take place without management being present.  The Chairman shall endeavour to ensure reasonable procedures are in place to allow for directors to engage outside advisors at the expense of our company in appropriate circumstances.

(vii)

With respect to meetings of directors or shareholders, it is the duty of the Chairman to enforce the Rules of Order.  These duties include:

(A)

ensuring that the meeting is duly constituted;

(B)

ensure the meeting provides for reasonable accommodation;

(C)

confirming the admissibility of all persons at the meeting;

(D)

preserving order and the control of the meeting;

(E)

in respect of shareholders' meetings, appointing scrutineers if requested and instruct them in their duties;

(F)

rule on the validity of proxies; and

(G)

to ascertain the sense of the meeting by a vote on all questions properly brought before the meeting.

(viii)

The Chairman shall also liaise with management and the Corporate Secretary of our company to ensure that a proper notice and agenda has been disseminated, and that appropriate accommodations have been made for all Board and shareholder meetings.

(ix)

The Chairman shall be the primary contact for stakeholders who wish to contact independent directors.

(a)

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.

The attendance record of each of our directors for board meetings and committee meetings held since January 1, 2006, is as follows:

Name of Director	Attendance Record
Wilmot L. Matthews (1)	7/7 Board Meetings
2/2 Audit Committee Meetings
1/1 Compensation, Nominating and Corporate Governance Committee Meetings

Brian A. Felesky (1)	7/7 Board Meetings
2/2 Audit Committee Meetings

Paul B. Giannelia (1)	7/7 Board Meetings (2)

James K. Gray (1)	7/7 Board Meetings
1/1 Compensation, Nominating and Corporate Governance Committee Meetings

Dwayne D. Hunka	24/24 Board Meetings
1/1 Management Resources and Compensation Committee Meetings
1/1 Nominating and Corporate Governance Committee Meetings
3/3 Compensation, Nominating and Corporate Governance Committee Meetings

David A. Williams	20/24 Board Meetings
7/8 Audit Committee Meetings
1/1 Management Resources and Compensation Committee Meetings
2/2 Compensation, Nominating and Corporate Governance Committee Meetings

Notes:

(1)

Messrs. Matthews, Felesky, Giannelia and Gray were appointed to our Board on February 21, 2007.

(2)

Represents the number of Board meetings which Mr. Giannelia has attended as a director.  Mr. Giannelia has also attended numerous other Board and committee meetings, in full or in part, as a management invitee.

(3)

On March 22, 2006, our Board combined the Management Resources and Compensation Committee and the Nominating and Corporate Governance Committee into a single Compensation, Nominating and Corporate Governance Committee.

2.

Board Mandate

Disclose the text of the board's written mandate.  If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of our Board is attached as Schedule "D" hereto.

3.

Position Descriptions

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

Our Board has developed written position descriptions for the Chairman of our Board as well as the Chairman of each of our committees, being the Audit Committee and the Compensation, Nominating and Corporate Governance Committee.  A copy of the written position descriptions for the Chairman of our Board as well as the Chairman of each of our committees is available for review on our website at www.grouprsi.com.

(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and the CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

Our Board, with input from the Chief Executive Officer of our company has developed a written position description for the Chief Executive Officer.  A copy of the written position description for the Chief Executive Officer of our company is available for review on our website at www.grouprsi.com.

4.

Orientation and Continuing Education

(a)

Briefly describe what measures the board takes to orient new directors regarding:

(i)

the role of the board, its committees and its directors; and

(ii)

the nature and operation of the issuer's business.

Upon joining our Board, management will provide a new director with access to all of the background documents of our company, including all corporate records, by-laws, corporate policies, organization structure, prior board and committee minutes, copies of the mandate of each of our Board and our committees, and relevant position descriptions.  In addition, management will make a presentation to new directors regarding the nature and operations of our company's business.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

As part of continuing education, our Board will receive management presentations with respect to the operations and risks of our business at least four times per year, with a more significant presentation provided in conjunction with the annual budgeting process.  In addition, the individual directors identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings.

5.

Ethical Business Conduct

(a)

Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:

(i)

disclose how a person or company may obtain a copy of the code;

Our Board has adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees.  A copy of the Code of Business Conduct and Ethics is available for review on SEDAR at www.sedar.com or on our website at www.grouprsi.com.

(ii)

describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

Our Board monitors compliance with the Code of Business Conduct and Ethics by requiring each director, officer and employee of our company to sign an acknowledgment at the commencement of appointment or employment and each year thereafter wherein they confirm their understanding, acceptance and compliance with the Code.  Our directors, officers and employees are obligated to promptly report any apparent violations of the Code or law, rule or regulation.  Employees are to report concerns to their immediate superior or to alternate contacts within our organization if they feel this person is not the appropriate individual to address the matter.  Our directors and executive officers are to report concerns to our Chief Executive Officer or to the Chairman of the Board.  Pursuant to the Code our employees, officers and directors have the option of either self-reporting apparent violations of the Code or any laws, rules or regulations, or reporting them confidentiality or anonymously using the whistle blowing provisions set forth within the Code.  Pursuant to the Code waivers of the Code for employees may be only granted by the Chief Executive Officer or the Chairman of our Board; however, any waiver of the Code for our executive officers or directors may only be made by our Board or the Compensation, Nominating and Corporate Governance Committee.  The Compensation, Nominating and Corporate Governance Committee has as part of its mandate the responsibility for reviewing management's monitoring of our company's compliance with the Code of Business Conduct and Ethics.

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There have been no material change reports filed since the beginning of the year ended December 31, 2006, that pertain to any conduct of a director or executive officer that constitutes a departure from our company's code of business conduct and ethics.

(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the Business Corporations Act (Alberta), directors who are a party to or are a director or an officer of a person who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction.  Our Code of Business Conduct and Ethics provides that our directors, officers and employees shall report potential conflicts when they arise in accordance with the Code.  In addition, the Code requires our directors to obtain permission from the Chairman of the Compensation, Nominating and Corporate Governance Committee before they join the board of directors of another company.

(c)

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

Our Board has also adopted a whistleblower policy within the Code of Business Conduct and Ethics which provides employees, officers and directors with the ability to report, on a confidential and anonymous basis, any violations within our organization including (but not limited to), falsification of financial records, unethical conduct, harassment or theft.  Our Board believes that providing a forum for employees, officers and directors to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct within our company.

6.

Nomination of Directors

(a)

Describe the process by which the board identifies new candidates for board nomination.

Our Board has delegated responsibility to the Compensation, Nominating and Corporate Governance Committee to recommend to our Board suitable candidates as nominees for election or appointment as directors.  In identifying new candidates for Board nomination, our committee considers, among other things:

(i)

the competencies and skills that our Board considers to be necessary for our Board, as a whole, to possess;

(ii)

the competencies and skills that our Board considers each existing director to possess;

(iii)

the competencies and skills each new nominee will bring to the boardroom; and

(iv)

whether or not each new nominee can devote sufficient time and resources to his duties as a member of our Board.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

Our Board has appointed a Compensation, Nominating and Corporate Governance Committee whose members are James K. Gray (Chairman), Dwayne D. Hunka and Wilmot L. Matthews, each of whom has been determined to be independent.

(c)

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Compensation, Nominating and Corporate Governance Committee has, as part of its mandate, the responsibility for recommending suitable candidates as nominees for election or appointment as directors, recommending the criteria governing the overall composition of our Board and governing the desirable individual characteristics for directors.

Pursuant to the mandate of the Compensation, Nominating and Corporate Governance Committee, the committee is to be comprised of at least three (3) directors of our company and all of such members shall be independent.  Our Board is from time to time to designate one of the members of the committee to be the Chair of the committee.  At present, the Chairman of the Compensation, Nominating and Corporate Governance Committee is James K. Gray.

The Compensation, Nominating and Corporate Governance Committee meets at least one time per year and at such other times as the Chairman of the committee determines.

7.

Compensation

(a)

Describe the process by which the board determines the compensation for the issuer's directors and officers.

Compensation of Directors

The Compensation, Nominating and Corporate Governance Committee annually conducts a review of directors' compensation for board and committee service and recommends changes to our Board where appropriate.  Our Board considers and approves the adequacy and form of the compensation of directors upon recommendation of the Compensation, Nominating and Corporate Governance Committee and ensures the compensation realistically reflects the responsibilities and time involved in being an effective director.

For the purpose of conducting its annual review of directors' compensation, the Compensation, Nominating and Corporate Governance Committee refers to director compensation data for companies in our peer group by reviewing public disclosure filed by such companies on SEDAR.

Compensation of Officers

See the disclosure under the heading "Report on Executive Compensation" for the process by which the compensation for our executive officers is determined.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

Our Board has appointed a Compensation, Nominating and Corporate Governance Committee whose members are James K. Gray (Chairman), Dwayne D. Hunka and Wilmot L. Matthews, each of whom has been determined to be independent.

(c)

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation, Nominating and Corporate Governance Committee has, as part of its mandate, the responsibility for reviewing matters relating to the human resource policies and compensation of the directors, officers and employees of our company in the context of the budget and business plan of our company.  As part of the mandate and responsibility of the committee, the committee is responsible for formulating and making recommendations to our Board in respect of compensation issues relating to directors, officers and, to the extent determined appropriate, employees of our company.  Without limiting the generality of the foregoing, the committee has the following duties:

(i)

to review the compensation philosophy and remuneration policy for officers of our company and to recommend to our Board changes to improve our company's ability to recruit, retain and motivate officers;

(ii)

to review and recommend to our Board the retainer and fees to be paid to members of our Board;

(iii)

to review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer and to evaluate our Chief Executive Officer's performance in light of those corporate goals and objectives, and determine (or make recommendations to our Board with respect to) the Chief Executive Officer's compensation level based on such evaluation;

(iv)

to recommend to our Board with respect to non-Chief Executive Officer and director compensation including to review management's recommendation for proposed stock option, share purchase plans and other incentive-compensation plans and equity-based plans for non-Chief Executive Officer and director compensation and make recommendations in respect thereof to our Board;

(v)

to administer the stock option plan approved by our Board in accordance with its terms including the recommendation to our Board of the grant of stock options in accordance with the terms thereof;

(vi)

to review proposals or determine, as appropriate, and recommend for approval of our Board bonuses to be paid to officers and employees of our company and to establish targets or criteria for the payment of such bonuses, if appropriate; and

(vii)

to prepare and submit a report of the committee for inclusion in annual disclosure required by applicable securities laws to be made by our company including the Compensation Committee Report required to be included in the information circular – proxy statement of our company and review other executive compensation disclosure before our company discloses such information.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

A compensation consultant or advisor has not, at any time since the beginning of the fiscal year ended December 31, 2006, been retained to assist in determining compensation for any of our company's directors and officers.

8.

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Our Board has created a Compensation, Nominating and Corporate Governance Committee which, in addition to those responsibilities described in section 7 "Compensation", has as part of its mandate, the responsibility for developing the approach of our company to matters concerning corporate governance and, from time to time, shall review and make recommendations to our Board as to such matters.  Without the limiting the generality of the foregoing, the Compensation, Nominating and Corporate Governance Committee has the following corporate governance duties:

(i)

annually review the mandates of our Board and its committees and recommend to our Board such amendments to those mandates as the committee believes are necessary or desirable;

(ii)

to consider and, if thought fit, approve requests from directors or committees of directors of the engagement of special advisors from time to time;

(iii)

to prepare and recommend to our Board annually a statement of corporate governance practices to be included in the our company's annual report or information circular as required by all of the stock exchanges on which the shares of our company are listed and any other regulatory authority;

(iv)

to make recommendations to our Board as to which directors should be classified as "independent directors", "related" directors or "unrelated" directors pursuant to any such report or circular;

(v)

to review on a periodic basis the composition of our Board and ensure that an appropriate number of independent directors sit on our Board, analyzing the needs of our Board and recommending nominees who meet such needs;

(vi)

to assess, at least annually, the effectiveness of our Board as a whole, the committees of our Board and the contribution of individual directors (including the competencies and skills that each individual director is expected to bring to our Board), including considering the appropriate size of our Board;

(vii)

to act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of our Board or individual members of our Board;

(viii)

to develop and recommend to our Board for approval and periodically review structures and procedures designed to ensure that our Board can function effectively and independently of management;

(ix)

make recommendations to our Board regarding appointments of corporate officers and senior management;

(x)

review annually the committee's mandate and terms of reference;

(xi)

to review and consider the engagement at the expense of our company of professional and other advisors by any individual director when so requested by any such director;

(xii)

establish, review and update periodically a code of business conduct and ethics and ensure that management has established a system to monitor compliance with the code; and

(xiii)

review management's monitoring of our company's compliance with the code of business conduct and ethics.

9.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

As part of its mandate, the Compensation, Nominating and Corporate Governance Committee is responsible for assessing, at least annually, the effectiveness of our Board as a whole, the committees of our Board and the contribution of individual directors (including the competencies and skills that each individual director is expected to bring to our Board), including considering the appropriate size of our Board.  During 2006, our committee, as it then was, satisfied itself that our Board, its committees and individual directors were performing effectively through informal discussions.  Our committee, which was reconstituted in February 2007, anticipates commencing formal assessments of our Board, its committee and individual directors with respect to effectiveness and contribution this year.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our directors, proposed nominees for election as directors, executive officers, employees or former executive officers, directors or employees of us or our subsidiaries, or any associate of any such director, proposed nominee for director, executive officer or employee is, or has been at any time since the beginning of our most recently completed financial year, indebted to us or any of our subsidiaries in respect of any indebtedness that is still outstanding, nor, at any time since the beginning of our most recently completed financial year has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by us or any of our subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of our directors or executive officers, any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of our last completed financial year or in any proposed transaction that has materially affected or would materially affect us or any of our subsidiaries, except as disclosed elsewhere in this information circular – proxy statement.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of our last financial year, of any proposed nominee for election as a director, or of any associates or affiliates of any of the foregoing persons, in any matter to be acted on at the Meeting other than the election of directors.

AUDIT COMMITTEE INFORMATION

See the disclosure under the heading "Audit Committee Information" in our annual information form for the year ended December 31, 2006 for information in respect of our audit committee as required by Multilateral Instrument 52-110.  A copy of the Mandate and Terms of Reference of the Audit Committee is available for review on our website at www.grouprsi.com.

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting.  However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

Additional financial information regarding our business is contained in our audited consolidated financial statements and management's discussion and analysis for the fiscal year ended December 31, 2006.

Additional information regarding our business including the materials listed in the preceding paragraph may be found on SEDAR at www.sedar.com.  Our securityholders may contact us to request a copy of our consolidated financial statements and management's discussion and analysis at:

Resin Systems Inc.

Suite 400, 2421 – 37th Avenue N.E.

Calgary, Alberta  T2E 6Y7

Phone:

(403) 219-8000

Fax:

(403) 219-8001

SCHEDULE "A"

RESIN SYSTEMS INC.

GENERAL BY-LAW NO. 1

SCHEDULE "B"

RESIN SYSTEMS INC.

STOCK OPTION PLAN

SCHEDULE "C"

RESIN SYSTEMS INC.

RESTRICTED SHARE UNIT PLAN

SCHEDULE "D"

RESIN SYSTEMS INC.

MANDATE OF THE BOARD OF DIRECTORS

GENERAL

The Board of Directors (the "Board") of Resin Systems Inc. ("RS" or the "Corporation") is responsible for the stewardship of the Corporation.  In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of RS.  In general terms, the Board will:

•

in consultation with the Chief Executive Officer of the Corporation (the "CEO"), define the principal objectives of RS;

•

supervise the management of the business and affairs of RS with the goal of achieving RS's principal objectives as developed in association with the CEO;

•

discharge the duties imposed on the Board by applicable laws; and

•

for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

SPECIFIC

Executive Team Responsibility

•

Appoint the CEO and senior officers, approve their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•

In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management's responsibilities.

•

Ensure that a process is established as required that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•

Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•

Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

•

Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

•

Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

•

Ensure that an adequate system of internal control exists and that there are adequate management information systems.

•

Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation's financial and other disclosure.

•

Review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements.

•

Approve annual operating and capital budgets.

•

Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

•

Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

•

Establish a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

•

Approve a Business Conduct and Ethics Practice for directors, officers and employees and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

•

To the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Corporation and that the CEO and other executive officers create a culture of integrity throughout the Corporation.

•

Subject to terms of the Disclosure, Confidentiality and Trading Policy and other policies and procedures of the Corporation, the Chairman of the Board will act as a liaison between stakeholders of the Corporation and the Board (including independent members of the Board).

Board Process/Effectiveness

•

Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting.  Directors are expected to attend all meetings and review Board materials prior to meetings.

•

Engage in the process of determining Board member qualifications with the Compensation, Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time) and that the appropriate number of independent directors are on each committee of the Board as required under applicable securities rules and requirements.

•

Approve the nomination of directors.

•

Provide a comprehensive orientation to each new director and provide continuing education as required.

•

Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•

Develop a clear position description for the Chairman of the Board.

•

Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

•

Establish committees, approve their respective mandates and the limits of authority delegated to each committee and develop clear position descriptions for the Chair of each committee.

•

Review and re-assess the adequacy of the mandate of the committees of the Board on a regular basis, but not less frequently than on an annual basis.

•

Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

•

Each member of the Board is expected to understand the nature and operations of the Corporation's business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

•

Independent directors shall meet regularly without non-independent directors and management participation.

•

In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation's By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as issuance of securities, etc., is expected.

DELEGATION

•

The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

•

Having regard to the Disclosure, Confidentiality and Trading Policy, the Chairman of the Board will act as a liaison between stakeholders and independent directors of the Board.

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